Contact

www.linkedin.com/in/mark-soane-961237 (LinkedIn)
www.appianvc.com (Company)
www.14ers.org (Other)

Top Skills

New Business Development
Venture Capital
Business Strategy

Patents

Apparatus and methods for risk stratification of patients with chest pain of suspected cardiac origin

Mark Soane

Managing Director at Glidepath Partners
Denver, Colorado, United States

Summary

Specialties: Venture Capital, General Management, Strategic Development, Crisis Management, Financial Analysis

Experience

BlueRush

Board Member
September 2022 - Present (3 years 4 months)

BlueRush (OTC: BTVRF) provides customized and personalized videos so companies in financial services, utilities and other services businesses can interact more effectively with their customers.

Glidepath Partners

Managing Director
July 2013 - Present (12 years 6 months)
Denver, CO

Glidepath invests in established venture-backed companies seeking capital for expansion and recapitalizations. It invest in both bridge notes and preferred stock.

MethaneRx

Board of Directors
February 2009 - Present (16 years 11 months)
Denver, CO

MRx captures methane leaking from underground coal mines and produces electricity.

Colorado Venture Capital Authority

Board Member, Former Chairman
2007 - Present (18 years)

Appointed by Colorado State Senate to oversee VCA's investments. VCA is the lead investor in Colorado Funds I and II, Greater Colorado Venture Fund and First Mile Ventures.

Sensys Networks
Board Of Directors
April 2014 - June 2019 (5 years 3 months)

Acquired by Tagmaster AB. Sensys designed and built IoT sensors to support Smart Cities and autonomous driving.

mQuiq
Director
2011 - December 2018 (7 years)

mQuiq provided SaaS marketing tools for healthcare facilities.

National Association of Corporate Directors
Board Member, VP Programs, Board Leadership Fellow
2009 - December 2017 (8 years)

Organization is focused on developing effective, conscientious corporate board directors. I was responsible for recruiting and organizing content for the chapter's membership.

AdPay (acquired by Ancestry.com)
Board of Directors
2004 - November 2016 (12 years)

AdPay provided digital classified and obituary services.

Ping Identity
Board Observer
2006 - July 2016 (10 years)

Ping Identity (NYSE: PING) is a global provider of identity management services.

Appian Ventures
Founder and Managing Director
January 2003 - April 2016 (13 years 4 months)

Identify investment opportunities. Structure investments. Monitor portfolio companies. Assist management teams.

OpenLogic by Perforce
Board Member
2005 - 2013 (8 years)

OpenLogic was acquired by RogueWave which was acquired by Perforce. It provides tools to manage Open Source Software deployments.

Carefx (acquired by Harris Corporation)
Board Member
September 2004 - March 2011 (6 years 7 months)

Carefx provided integration software for disparate healthcare information systems.

Cadre Technologies
Board Member
2004 - 2010 (6 years)

Cadre is a provider of warehouse management software systems.

Datria Systems (acquired by Intelligrated Systems)
Board Member
1998 - 2010 (12 years)

Datria provided speech recognition applications for customers in the wholesale distribution, logistics and utility industries.

Quest Capital Partnership
Managing General Partner
1998 - 2010 (12 years)

Quest was a private equity firm focused on investments in technology and medical device.

Pixxures, Inc. (acquired by XeDAR)
Board Member
2005 - 2009 (4 years)

Pixxures designed software for processing aerial and satellite imagery.

Controlled Products Systems Group
Chairman of the Board and Acting CEO
2002 - 2007 (5 years)

Stepped in to turn around company. Grew sales, reduced costs and fixed a damaged balance sheet. Profitably sold to Pilgrim Capital Partners.

Rocky Mountain Venture Capital Association
Chairman
2004 - 2006 (2 years)

Led the reach of the Colorado Venture Capital Authority to adjoining states as we joined with VC investors in Utah, Arizona, New Mexico, Idaho and Montana.

Ischemia Technologies (acquired by Alere)
Board Member
1999 - 2005 (6 years)

Ischemia developed an in-vitro diagnostic for detecting ischemia.

Voyant Technology (acquired by Polycom)
Board Member and Co-Founder
1999 - 2004 (5 years)

Voyant was spun out of Global Crossing. It designed and built teleconferencing systems.

Multum Information Services
Vice President
1994 - 1997 (3 years)

Management

Personics Corporation
Sr. Director Operations
1987 - 1991 (4 years)

Management

The Pratt Group
Business Development Associate
June 1985 - September 1985 (4 months)
Hong Kong SAR

Identified business development opportunities in Hong Kong and PRC for this Australian holding company.

Education

Stanford University Graduate School of Business
MBA · (1984 - 1986)

Dartmouth College
A. B. with Highest Distinction, History · (1978 - 1982)